Exhibit 99.3

North America’s Railroad

NEWS RELEASE

SUPPORT FOR PRO-COMPETITIVE CN-KCS COMBINATION GROWS TO MORE THAN

1500 LETTERS FILED WITH THE STB

Additional 100 letters from customers, suppliers, elected officials and other stakeholders filed with the

STB highlighting benefits of CN and KCS combination

MONTREAL and KANSAS CITY, Mo., June 17, 2021 (GLOBE NEWSWIRE) — CN (TSX: CNR, NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that support for their pro-competitive proposed combination continues to grow.

One hundred additional letters have been sent to CN and KCS and filed with the Surface Transportation Board (“STB”) in favor of a combination between the two companies, bringing the total number of support letters CN and KCS have received to greater than 1,500. Importantly, 90 of the letters being filed today support CN’s and KCS’s request that the Board approve their proposed voting trust agreement.

The plain vanilla voting trust, which is identical to the CP trust approved for use by the STB, is an integral component of the CN-KCS combination. It prevents premature control of KCS, allows KCS to maintain independence and protects KCS’ financial health during the STB’s review of the ultimate combination of CN and KCS. It also enables KCS shareholders to realize the full value of their shares without the delay related to this review. Additionally, CN has committed to divesting the sole area of overlap between the CN and KCS networks – KCS’ 70-mile line between New Orleans and Baton Rouge – thereby making the combination a true end-to-end transaction, and has agreed to preserve existing route options by keeping gateways open on commercially reasonable terms. The proposed CN-KCS combination represents a pro-competitive solution that offers unparalleled opportunities for customers, employees, shareholders, the environment and the North American economy.

Stakeholders from both CN and KCS’ networks, including U.S. Representative Jerry Carl (AL-01), the Jerseyville Economic Development Council and the Port of Gulfport, MS, continue to express overwhelming support for the combination, underscoring the significant benefits available through a CN-KCS combination.

CN and KCS look forward to further comment and engagement from their stakeholders during the STB’s official public comment period, which will be open until June 28, 2021, as they work towards gaining approval of their voting trust and completing their combination.

A full copy of CN’s letter filed with the STB appears below:

Applicants Canadian National Railway Company (“CN”) and Kansas City Southern (“KCS”) respectfully submit the enclosed 100 letters from stakeholders relating to CN’s and KCS’s proposed combination. Stakeholders from all across the networks of CN and KCS continue to express overwhelming support for the combination of the two companies, which stakeholders describe as being pro-competitive, an exciting opportunity for expansion, and a boon for the rail network writ large. This latest filing brings the total number of letters submitted to more than 1,500, each of which expresses support for the transaction, support for the proposed voting trust, or both.1

88 of the letters being filed today support the proposed combination of KCS and CN. They include a support letter from The Honorable Jerry Carl, United States House of Representatives, who draws upon his extensive experience working with KCS in his former capacity as a commissioner of Mobile County. He describes CN as “responsive” and open to the needs of residents. He also expresses his view that the combination will be beneficial for both railroads, for sustainability in the industry, and for the prosperity of the residents of Southwest Alabama.

Other letters come from entities such as the Jerseyville Economic Development Council, which has been working with KCS for a number of years to establish a 1,600 acre manufacturing and distribution development. The rail service by KCS provides the north-south transportation access that is the “cornerstone” of this development, and the Council views the CN-KCS combination as enhancing that trade by bringing cleaner, faster, and more direct service. The Council asserts that this combination will help achieve the potential of the USMCA trade agreement.

The Port of Gulfport, MS, also voices its support to the proposed CN-KCS combination. The Port expresses in its submission its view that the combination will “facilitate trade and economic prosperity across the United States.” The letter also observes that KCS has long been “integral” to the businesses of Gulfport, connecting them to markets around the World. The CN-KCS combination, in the view of the Port, will offer a sustainable transportation option that will expand the reach of Gulfport industry while reducing greenhouse gas emissions.

90 of the letters being filed today support CN’s and KCS’s request that the Board approve their proposed voting trust agreement.2 Many of these supporters express their view that the proposed CN voting trust is identical to that proposed by CP which the Board has approved. These supporters respectfully urge the Board to grant approval of the CN voting trust so that the transaction may be evaluated on a level playing field.

[1]

See Initial Submission of 409 Statements Supporting Proposed Transaction, CN-4, Canadian National Ry. Co.—Control—Kansas City So. et al., Fin. Docket No. 36514 (“CN-KCS”) (filed Apr. 26, 2021); Submission of Port and Terminal Operators’ Statements Supporting Proposed Transaction, CN-9, CN-KCS (filed Apr. 29, 2021); Submission of 200 Statements Supporting Proposed Transaction, CN-10, CN-KCS (filed Apr. 29, 2021); Submission of 100 Statements Supporting Proposed Transaction And/Or CN’s Voting Trust, CN-12, CN-KCS (filed May 4, 2021); Submission of 100 Statements Supporting Proposed Transaction And/Or CN’s Voting Trust, CN-13, CN-KCS (filed May 7, 2021); Submission of 183 Additional Statements Regarding Proposed Transaction And/Or CN’s Voting Trust, CN-14, CN-KCS (filed May 12, 2021); Submission of 300 Additional Statements Supporting Proposed Transaction And/Or CN’s Voting Trust, CN-17, CN-KCS (filed May 24, 2021); Submission of 100 Additional Statements Regarding Proposed Transaction And/Or CN’s Voting Trust, CN-19, CN-KCS (filed June 2, 2021).

[2]	78 letters express support for both the voting trust and the proposed combination.

CN and KCS will continue to engage with industry stakeholders about the proposed CN-KCS combination and the tremendous public interest benefits it will bring by creating the premier railway for the 21st century with a single network across Canada, the United States, and Mexico.

Respectfully submitted,

/s/ Raymond A. Atkins
Sean Finn	Raymond A. Atkins
Olivier Chouc	Terence M. Hynes
CN	Matthew J. Warren
935 de La Gauchetière Street West,	Sidley Austin LLP
16th Floor	1501 K Street, N.W.
Montreal, QC H3B 2M9	Washington, DC 20005
CANADA	(202) 736-8000
ratkins@sidley.com
Kathryn J. Gainey
CN
601 Pennsylvania Ave, NW
Suite 500, North Building
Washington, DC 20004
Kathryn.gainey@cn.ca

Counsel for Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries

/s/ William A. Mullins
William A. Mullins
Adam J. Godderz	Crystal M. Zorbaugh
Kansas City Southern	Baker & Miller PLLC 2401 Pennsylvania Avenue, Suite 300
P.O. Box 219335	Washington, DC 20037
Kansas City, MO 64121-9335	(202) 663-7823
(816) 983-1324	WMullins@bakerandmiller.com
AGodderz@KCSouthern.com

Counsel for Kansas City Southern, The Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company

Dated: June 17, 2021

For more information about CN’s and KCS’ pro-competitive combination, please visit www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

About Kansas City Southern

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com.

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’s operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’s results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’s Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’s other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Contacts:
Media: CN	Investment Community: CN
Canada	Paul Butcher
Mathieu Gaudreault	Vice-President
CN Media Relations & Public Affairs	Investor Relations
(514) 249-4735	(514) 399-0052
Mathieu.Gaudreault@cn.ca	investor.relations@cn.ca

Longview Communications & Public Affairs	Investment Community: KCS
Martin Cej	Ashley Thorne
(403) 512-5730	Vice President
mcej@longviewcomms.ca	Investor Relations
(816) 983-1530
United States	athorne@kcsouthern.com
Brunswick Group
Jonathan Doorley / Rebecca Kral	MacKenzie Partners, Inc.
(917) 459-0419 / (917) 818-9002	Dan Burch / Laurie Connell
jdoorley@brunswickgroup.com	(212) 929-5748 / (212) 378-7071

rkral@brunswickgroup.com

Media: KCS

C. Doniele Carlson

KCS Corporate Communications &

Community Affairs

(816) 983-1372

dcarlson@kcsouthern.com

Joele Frank, Wilkinson Brimmer Katcher

Tim Lynch / Ed Trissel

(212) 355-4449